Olie, Inc.

382 NE 191 st St. # 84220

Miami, FL33179-3899

Telephone: (888) 665 8884

February 9, 2012

By Edgar

Mark P. Shuman

Branch Chief - Legal

Securities and Exchange Commission

Washington DC 20549

Re:	Olie, Inc. Registration Statement on Form S-1 Filed November 29, 2011 File No. 333-178208

Dear Mr. Shuman:

Thank you for advising us that the Commission will not further review the above-referenced registration statement (the “Registration Statement”) of Olie, Inc. (the “Company”). The Company hereby requests acceleration of the effective date of the Registration Statement to Monday February 13, 2012, at 11:00 a.m. or as soon thereafter as practicable, and as part of this request acknowledges the following:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information for purposes of this request, please contact our counsel, Jonathan Strum, at (202) 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,

/s/ Avraham Morgenstern
Avraham Morgenstern
President, Treasurer and Director Olie, Inc.

VIA EDGAR

cc:	Edwin Kim, Staff Attorney
Securities and Exchange Commission,
Division of Corporation Finance - Edgar

Barbara C. Jacobs, Assistant Director, Securities and Exchange Commission, Division of Corporation Finance - Edgar

Jonathan Strum
jdstrum@jdstrumlaw.com